UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of the Business Combination and Nasdaq Listing

On March 31, 2022, Swvl Holdings Corp (formerly known as Pivotal Holdings Corp) (the “Company”) and Queen’s Gambit Growth Capital (“Queen’s Gambit”) issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of July 28, 2021, as amended, by and among the Company, Queen’s Gambit, Swvl Inc., Pivotal Merger Sub Company I and Pivotal Merger Sub Company II Limited, and the listing of the Company’s Class A ordinary shares and warrants on The Nasdaq Stock Market LLC.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and Queen’s Gambit, dated March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: April 5, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer